

Mark Lucanic · 3rd

Co-Founder and Chief Technology Officer at Gerostate Alpha
mlucanic@gerostatealpha.com
United States · **Contact info**

62 connections

 Gerostate Alpha

Y Combinator

Experience



Co-Founder and Chief Technology Officer
Gerostate Alpha
Jul 2018 – Present · 3 yrs 4 mos
Novato, CA



Assistant Research Professor
Buck Institute for Research on Aging
Dec 2017 – Jun 2018 · 7 mos
Marin County, California

Identify new genes, molecules and chemicals that modify aging.

Education



Y Combinator
2018 – 2019



University of California, Davis
Ph.D., Genetics, Development and Neuroscience



University of California, Santa Cruz
Bachelor's degree, Molecular, Cellular and Developmental Biology, Highest Honors in the Major